UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934

EVERBANK FINANCIAL CORP
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

29977G102
(CUSIP Number)

J. Keith Morgan Executive Vice President and Chief Legal Officer Teachers Insurance and Annuity Association of America 730 Third Avenue New York, NY 10017-3206 Tel. No.: (212) 490-9000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

With a Copy to:

John L. Douglas

William L. Taylor

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

August 7, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Person. Teachers Insurance and Annuity Association of America
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 32,429,759.43 shares of common stock, par value $0.01 per share (“Common Stock”) (1)(2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 32,429,759.43 shares of Common Stock (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 32,429,759.43 shares of Common Stock (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 25.0% (1)(2)
14	Type of Reporting Person (See Instructions) IC

(1)	See Item 5 of this Schedule 13D.

(2)	Beneficial ownership of the above referenced shares of Common Stock is being reported hereunder solely because Teachers Insurance and Annuity Association of America may be deemed to have beneficial ownership of such shares of Common Stock as a result of the Voting Agreements (as defined below) with certain stockholders of EverBank Financial (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Teachers Insurance and Annuity Association of America that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Common Stock”), of EverBank Financial Corp, a Delaware corporation (“EverBank Financial”).  The principal executive offices of EverBank Financial are located at 501 Riverside Avenue, Jacksonville, Florida 32202.

Item 2.  Identity and Background

(a)−(c) and (f)  The name of the person filing this statement is Teachers Insurance and Annuity Association of America, a New York stock life insurance company (“TIAA” or the “Reporting Person”).

The address of the principal business and the principal office of the Reporting Person is 730 Third Avenue, New York, NY 10017-3206.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person are set forth on Schedule A attached hereto, and are incorporated herein by reference. The Reporting Person, together with its subsidiaries, is a leading provider of financial services in the academic, research, medical, cultural and government fields. The Reporting Person, together with other entities within the TIAA organization, has approximately $889 billion in assets under management (as of 6/30/16) and offers a wide range of financial solutions, including investing, banking, advice and guidance, and retirement services.

(d)      During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On August 7, 2016, concurrently with the execution of the Merger Agreement (as defined below), and as an inducement for the Reporting Person to enter into the Merger Agreement, certain directors, executive officers and other stockholders of EverBank Financial (collectively, the “Covered Stockholders”) each entered into a separate Voting Agreement (collectively, the “Voting Agreements”) with the Reporting Person with respect to the shares of Common Stock beneficially owned by such Covered Stockholders (such shares of Common Stock collectively, the “Covered Shares”).  As described in response to Item 4, the Covered Shares have not been purchased by the Reporting Person, and thus no funds were used for such purpose.  The Reporting Person has not paid any monetary consideration to the Covered Stockholders in connection with the execution and delivery of the Voting Agreements.  For a description of the Voting Agreements, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4.  Purpose of Transaction

The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

The Merger Agreement

On August 7, 2016, EverBank Financial entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Reporting Person, TCT Holdings, Inc., a Delaware corporation and wholly owned subsidiary of the Reporting Person (“TCT Holdings”), and Dolphin Sub Corporation, a Delaware corporation and wholly owned subsidiary of TCT Holdings (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, (i) Merger Sub will merge with and into EverBank Financial, with EverBank Financial as the surviving entity and whereupon EverBank Financial will become a wholly owned subsidiary of the Reporting Person (the “Merger”), (ii) immediately following the Merger, TCT Holdings will (subject to the Reporting Person’s right under the Merger Agreement to elect not to do so), in connection with the Merger, merge with and into such surviving entity (the “Holdco Merger”) and (iii) immediately following the Holdco Merger (or, if the Reporting Person elects not to consummate the Holdco Merger, immediately following the Merger), TIAA-CREF Trust Company, FSB, a federal savings association and wholly owned bank subsidiary of the Reporting Person, will merge with and into EverBank, a federal savings association and wholly owned subsidiary of EverBank Financial, with EverBank as the surviving bank (the “Bank Merger”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (1) each share of Common Stock will be converted into the right to receive $19.50 in cash without interest (the “Merger Consideration”), and (2) each share of EverBank Financial’s Series A 6.75% Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share (the “Company Preferred Stock”), will be converted into the right to receive the liquidation preference of $25,000 plus accrued and unpaid dividends on a share of Company Preferred Stock since the last dividend payment date for the Company Preferred Stock to but excluding the date on which the Effective Time occurs less any dividends declared but unpaid, if any, through the Effective Time, in cash without interest. As a result of the Merger, the outstanding Common Stock will cease to be listed on The New York Stock Exchange (the “NYSE”) and will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The directors of Merger Sub in office immediately prior to the Effective Time will be the initial directors of the surviving company in the Merger.

The Merger Agreement contains representations, warranties and covenants from each of EverBank Financial, the Reporting Person and TCT Holdings.

The completion of the Merger is subject to various conditions, including, among others, (1) the adoption of the Merger Agreement by EverBank Financial’s stockholders, (2) the absence of any order, injunction or other legal restraint preventing the completion of the Merger, the Holdco Merger or the Bank Merger or making the consummation of the Merger, the Holdco Merger or the Bank Merger illegal and (3) the receipt of required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency, without, in the case of the condition to the obligation of the Reporting Person to complete the Merger, the imposition of any term or condition that would individually or in the aggregate constitute a materially burdensome regulatory condition on the Reporting Person as set forth in the Merger Agreement. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party and (2) performance in all material respects by the other party of its obligations under the Merger Agreement.

The Merger Agreement provides certain termination rights for both EverBank Financial and the Reporting Person and further provides that a termination fee in the amount of $93,200,000 will be payable by EverBank Financial to the Reporting Person in connection with the termination of the Merger Agreement under certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

The Voting Agreements

On August 7, 2016, the Reporting Person entered into a separate voting agreement with each of the Covered Stockholders (collectively, the “Voting Agreements”).

The Voting Agreements each require the relevant Covered Stockholder to vote (or cause to be voted) such Covered Stockholder’s Covered Shares (i) in favor of the adoption and approval of the Merger Agreement and approval of the Merger and other transactions contemplated by the Merger Agreement, (ii) in favor of any proposal to adjourn or postpone any meeting of the stockholders of EverBank Financial at which any of the foregoing matters are submitted for consideration and vote of the stockholders of EverBank Financial to a later date if there is not a quorum or sufficient votes for approval of such matters on the date on which the meeting is held to vote upon any of the foregoing matters, (iii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation of EverBank Financial contained in the Merger Agreement or of such Covered Stockholder contained in the Voting Agreements, if requested by the Reporting Person and (iv) against any Acquisition Proposal (as defined by the Merger Agreement) and certain other actions that would reasonably be expected to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement or the Voting Agreement or the performance by EverBank Financial of its obligations under the Merger Agreement or by such Covered Stockholder of its obligations under the Voting Agreement. Pursuant to the Voting Agreements, each Covered Stockholder (i) waives appraisal rights with respect to the Merger, (ii) agrees not to participate in claims, derivative or otherwise, related to the Voting Agreements, the Merger Agreement or the transactions contemplated thereby against the Reporting Person, TCT Holdings, Merger Sub or EverBank Financial and (iii) subject to certain limits, provides an irrevocable proxy appointing the Reporting Person and any designee of the Reporting Person as such Covered Stockholder’s proxy and attorney-in-fact to vote such Covered Stockholder’s Covered Shares in accordance with the foregoing. The Voting Agreements do not limit or restrict any Covered Stockholder in his or her capacity as a director or officer from acting in such capacity or voting in such capacity in such person’s sole discretion on any matter.

Each Voting Agreement and irrevocable proxy granted thereunder terminates upon the earlier to occur of: (i) termination of the Merger Agreement in accordance with its terms (or, in certain instances if there is a dispute as to whether the Merger Agreement is terminated, the later of (a) 30 days after the notice of termination is given and (b) the Termination Date (as defined in the Merger Agreement)) and (ii) the effective time of the Merger. Each Covered Stockholder also has certain termination rights in the event the Merger Agreement is amended to adversely change the amount or form of consideration payable under the Merger Agreement.

To the extent that any Covered Stockholder acquires beneficial ownership of any Common Stock during the term of such Covered Stockholder’s Voting Agreement, such Common Stock will become subject to the terms of such Voting Agreement.

Until the earlier of the termination of the Voting Agreement with a Covered Stockholder and the date on which the Merger Agreement is adopted by EverBank Financial’s stockholders, such Covered Stockholder is prohibited from transferring any Covered Shares beneficially owned by such Covered Stockholder, subject to certain limited exceptions. Each Covered Stockholder has also agreed not to, and to cause its subsidiaries, affiliates not to, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in discussions or negotiations with respect to any Acquisition Proposal, (iii) provide any confidential or nonpublic information to, or have or participate in any discussion with, any person relating to any Acquisition Proposal, (iv) make or participate in, directly or indirectly, a solicitation of proxies or powers of attorney or similar rights to vote, or seek to advise or influence any Person, with respect to the voting of any shares of Common Stock in connection with any vote or other action on any matter, other than to recommend that the stockholders of EverBank Financial vote in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby as otherwise expressly provided in the Voting Agreements, (v) approve, adopt, recommend or enter into, or publicly propose to approve, adopt, recommend or enter into, or allow any of its Affiliates to enter into, a merger agreement, letter of intent, term sheet, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, voting, profit capture, tender or other similar contract providing for, with respect to, or in connection with, or that is intended to or could reasonably be expected to result in any Acquisition Proposal or (vi) agree or propose to do any of the following. Each Covered Stockholder has also agreed to promptly notify the Reporting Person promptly upon receipt by it of an Acquisition Proposal or any information related thereto.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreements, a form of which is attached hereto as Exhibit 2 and incorporated herein by reference.

The transactions contemplated by the Merger Agreement may, if consummated in accordance with its terms, result in any or all of the actions contemplated by subparagraphs (a)-(j) of Item 4 of Schedule 13D, including, without limitation, (i) the Merger, as a result of which EverBank Financial would become a wholly owned subsidiary of the Reporting Person, (ii) the cessation of each existing EverBank Financial director’s role as a director of EverBank Financial and changes in one or more members of management of EverBank Financial, (iii) material changes in the capitalization, dividend policy and corporate structure of EverBank Financial, (iv) the restatement of EverBank Financial’s charter and bylaws, (v) the termination of EverBank Financial’s listing on the NYSE and (vi) the termination of the EverBank Financial Common Stock’s registration under Section 12(g)(4) of the Exchange Act. Except as set forth in this Item 4 and in connection with the transactions contemplated by the Merger Agreement and the Voting Agreements, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule A hereto, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although each of the Reporting Person reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer

(a) and (b).

The beneficial ownership percentages described in this Schedule 13D are based on 129,616,864 shares of Common Stock deemed to be outstanding as of August 7, 2016, calculated as the sum of (i) 125,325,210 shares of Common Stock outstanding on August 7, 2016, as represented by EverBank Financial in the Merger Agreement and (ii) based on information provided by EverBank Financial, an aggregate of 4,291,654 shares of Common Stock issuable upon the exercise of options held by Covered Stockholders that are currently exercisable or exercisable within 60 days of August 7, 2016.

Immediately prior to the execution of the Voting Agreements, the Reporting Person did not own any shares of Common Stock. However, as a result of entering into the Voting Agreements on August 7, 2016, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to have shared beneficial ownership with respect to a total of 32,429,759.43 shares of Common Stock deemed to be outstanding on August 7, 2016, calculated as the sum of (i) 28,138,105.43 shares of Common Stock, representing the sum of the outstanding shares of Common Stock individually beneficially owned by the Covered Stockholders, as represented by the Covered Stockholders in their respective Voting Agreements, and (ii) based on information provided by EverBank Financial, an aggregate of 4,291,654 shares of Common Stock issuable upon the exercise of options held by certain Covered Stockholders that are currently exercisable or exercisable within 60 days of August 7, 2016, representing in aggregate for clauses (i) and (ii) approximately 25.0% of the shares of Common Stock deemed to be outstanding as of August 7, 2016 as described in the prior paragraph. Items 7 through 11 of the cover page of this Schedule 13D and the footnotes thereto are incorporated herein by reference.

Except as set forth above, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons named in Schedule A attached hereto, owns any shares of Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)   Except for the execution and delivery of the Merger Agreement and the Voting Agreements, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule A hereto has effected any transaction in the shares during the past 60 days.

(d)   Except with reference to the Merger Agreement and the Voting Agreements and the transactions contemplated by those agreements, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule A hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of EverBank Financial reported herein.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated into this Item 6 by reference.

Other than as described in Items 3 and 4, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of EverBank Financial, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to be Filed as Exhibits

Exhibit Number	Exhibit Name

1.	Agreement and Plan of Merger, dated as of August 7, 2016, between EverBank Financial Corp, Teachers Insurance and Annuity Association of America, TCT Holdings, Inc. and Dolphin Sub Corporation (incorporated by reference to Exhibit 2.1 to EverBank Financial’s Current Report on Form 8-K filed with the Commission on August 8, 2016 (File No. 001-35533)).

2.	Form of Voting Agreement between Teachers Insurance and Annuity Association of America and each of the Covered Stockholders.*

*	Filed herewith.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 17, 2016

Teachers Insurance and Annuity Association of America

By:	/s/ Paul G. Cellupica
Name: Paul G. Cellupica
Title: Managing Director, General Counsel, Securities

SCHEDULE A

TRUSTEES AND EXECUTIVE OFFICERS OF TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

The name, business address, present principal occupation of each of the trustees and executive officers of the Reporting Person are set forth below.

Board of Trustees of Teachers Insurance and Annuity Association of America(1)

Name	Present Principal Occupation
Ronald L. Thompson	Chairman of the TIAA Board of Trustees. Director, Chrysler Automobiles. Director, Medical University of South Carolina Foundation. Trustee, Washington University in St. Louis. Member, Plymouth Ventures Partnership II Advisory Board.

Jeffrey R. Brown	Josef and Margot Lakonishok Professor of Business and Dean of the College of Business at the University of Illinois at Urbana-Champaign. Professor of Finance and Director of the Center for Business and Public Policy, University of Illinois at Urbana-Champaign.

James R. Chambers	Director, President and Chief Executive Officer of Weight Watchers International, Inc. President, US Snacks and Confectionary at Kraft Foods. Director, Big Lots, Inc.

Roger W. Ferguson, Jr.	President and Chief Executive Officer of TIAA and College Retirement Equities Fund (CREF).

Lisa W. Hess	President and Managing Partner of Sky Top Capital. Director, Radian Group, Inc. Director, Covariance Capital Management, Inc. Director, TIAA-CREF Trust Company FSB.

Edward M. Hundert, M.D.	Dean for Medical Education, Daniel D. Federman, M.D. Professor in Residence of Global Health and Social Medicine and Medical Education, Harvard University Medical School.

Lawrence H. Linden	Member, Board of Directors of World Wildlife Fund. Director to the Redstone Strategy Group. Strategic Board Advisory Member, New World Capital Group.

Maureen O’Hara	R.W. Purcell Professor of Finance at Johnson Graduate School of Management, Cornell University. Director, New Star Financial, Inc.

Donald K. Peterson	Director, Sanford C. Bernstein Fund Inc. Director, TIAA-CREF Trust Company, FSB.

Sidney A. Ribeau	Professor of Communications at Howard University. Director, Worthington Industries, Inc.

Dorothy K. Robinson	Of Counsel, K&L Gates LLP. Trustee of Yale University Press. Director, TIAA-CREF Trust Company, FSB.

Kim M. Sharan	Founder & Chief Executive Officer of Kim M. Sharan, LLC. Director, Girls, Inc.

David L. Shedlarz	Director, Pitney Bowes, Inc. Director, The Hershey Company. Director, TIAA-CREF Trust
Company FSB.

Marta Tienda	Maurice P. During ‘22 Professor in Demographic Studies and Professor of Sociology and Public Affairs, Princeton University. Olivia Margaret Sage Visiting Scholar at the Russell Sage Foundation. Trustee, Alfred P. Sloan Foundation. Trustee, Jacobs Foundation.

(1) Each trustee of the Reporting Person is a U.S. Citizen and his or her business address is c/o TIAA, 730 Third Avenue, New York, NY 10017-3206.

Executive Officers of Teachers Insurance and Annuity Association of America(2)

Name	Present Principal Occupation
Roger W. Ferguson, Jr.	President and Chief Executive Officer
Kathie Andrade	Executive Vice President, Chief Executive Officer, Retail Financial Services
Scott Blandford	Executive Vice President, Chief Digital Officer
Brian Bohaty	Executive Vice President, Individual Products & Services
Douglas Chittenden	Executive Vice President, Head of Institutional Retirement
Carol W. Deckbar	Executive Vice President, Institutional Investment & Endowment Services
Stephen B. Gruppo	Executive Vice President, Chief Risk Officer
Jeffrey Hickling	Executive Vice President, Head of Business Effectiveness
Alice Hocking	Executive Vice President, Head of Client Services Group
Robert G. Leary	Executive Vice President, Chief Executive Officer, TIAA Global Asset Management
Rahul Merchant	Executive Vice President, Chief Information Officer
J. Keith Morgan	Executive Vice President, Chief Legal Officer
Ronald R. Pressman	Executive Vice President, Chief Executive Officer, Institutional Financial Services
Glenn Richter	Executive Vice President, Chief Operating Officer, TIAA Global Asset Management
Otha T. Spriggs	Executive Vice President, Chief Human Resources Officer
Paul Van Heest	Executive Vice President, TIAA and CREF Income Products
Constance Weaver	Executive Vice President, Chief Marketing Officer
Virginia M. Wilson	Executive Vice President, Chief Financial Officer

(2) Each executive officer of the Reporting Person is a U.S. Citizen and his or her business address is TIAA, 730 Third Avenue, New York, NY 10017-3206.